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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45615



RECEIVED
MAY 20 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Associated Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



PROCE
MAY 28 2002
THOMSON
FINANCIAL

3232 McKinney, Suite 690
(No. and Street)

Dallas (City) TX (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Bond Brokers, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALLISON C. MURPHY
MY COMMISSION EXPIRES
October 15, 2005

Signature

PRESIDENT

Title

Allison C. Murphy

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED BOND BROKERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2002

ASSOCIATED BOND BROKERS, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Associated Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Associated Bond Brokers, Inc. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Bond Brokers, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 24, 2002

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2002

ASSETS

Cash and cash equivalents	$ 247,231
Receivable from broker-dealers and clearing organizations	100,823
Receivable from Parent	143,485
Deposits and prepaid expenses	48,308
Other assets	2,000
	$ 541,847

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 158,530
Accrued expenses and other liabilities	39,185
State income taxes payable	2,178
	199,893
Stockholders' equity	
Common stock, 100 shares authorized with no par value, 80 shares issued and outstanding	1,000
Additional paid-in capital	167,039
Retained earnings	173,915
Total stockholders' equity	341,954
	$ 541,847

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Income
For the Year Ended March 31, 2002

Revenues	
Securities commissions	$3,226,441
Interest income	1,929
	3,228,370
Expenses	
Compensation and benefits	2,143,186
Commissions and clearance paid to all other brokers	560,568
Communications	85,775
Occupancy and equipment costs	233,230
Promotional costs	83,589
Regulatory fees and expenses	29,451
Other expenses	21,745
	3,157,544
Income before income taxes	70,826
Provision for federal income taxes	20,238
Provision for state income taxes	2,327
Net income	$ 48,261

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at March 31, 2001	$ 1,000	$ 167,039	$ 125,654	$ 293,693
Net income			48,261	48,261
Balance at March 31, 2002	$ 1,000	$ 167,039	$ 173,915	$ 341,954

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2002

Balance, March 31, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance, March 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities	
Net income	$ 48,261
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(90,441)
Decrease in receivable from Parent	7,903
Increase in deposits and prepaid expenses	(16,460)
Decrease in commissions payable	(41,938)
Increase in accrued expenses and other liabilities	11,028
Decrease in payable to Parent for income taxes	(10,127)
Net cash provided (used) by operating activities	(91,774)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash and cash equivalents	(91,774)
Cash and cash equivalents at beginning of year	339,005
Cash and cash equivalents at end of year	$ 247,231

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 21,800

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Notes to Financial Statements
March 31, 2002

Note 1 - Organization and Operation

Associated Bond Brokers, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ABBI Holding, Inc. (the "Parent"). The Company's revenues are primarily related to the sale of municipal debt obligations. The Company's customers are located throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions and Valuations

Commission and trading income and related expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade date basis.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 2 - Summary of Significant Accounting Policies, continued

Cash Flows

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Accounting Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2002, the Company had net capital of approximately $148,161 and net capital requirements of $13,333. The Company's ratio of aggregate indebtedness to net capital was 1.35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at March 31, 2002 are as follows:

Note 5 - Lease Commitments, continued

March 31,	
2003	$ 69,156
2004	71,746
2005	72,264
2006	74,854
	$ 288,020

Rental expense for the year ended March 31, 2002 was $69,271 and is reflected in occupancy and equipment costs.

Note 6 - Profit Sharing Plan and Flexible Benefit Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is discretionary with the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $14,032 were paid to the plan for the year ended March 31, 2002.

The Company has a flexible benefit plan covering all eligible employees, as defined, with a specified period of service. Participants will be able to receive their entire compensation in cash or use a portion to pay for the following benefits on a "tax free" basis:

Various premium expenses:
- Health care premium
- Group term life insurance premium
- Dental insurance premium

Note 7 - Related Party Transactions

The Company has a services and support agreement with the Parent. The Parent has agreed to make available certain facilities and provide for performance of certain services for the Company. During the year ended March 31, 2002, no services or support were provided to the Company, and the Company made no payments to the Parent under this agreement.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Concentration Risk

At March 31, 2002, and at various other times throughout the fiscal year, the Company had cash balances in excess of Federally insured limits. Cash accounts at the bank are insured by the FDIC for up to $100,000.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2002

Schedule I

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 341,954
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		341,954
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 143,485	
Deposits and prepaid expenses	48,308	
Other assets	2,000	193,793
Net capital before haircuts on securities positions		148,161
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		-0-
Net capital		$ 148,161

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$ 158,530
Accrued expenses and other liabilities	39,185
State income taxes payable	2,178
Total aggregate indebtedness	$ 199,893

Schedule I (continued)

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 13,333
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 13,333
Net capital in excess of required minimum	$ 134,828
Excess net capital at 1000%	$ 128,172
Ratio: Aggregate indebtedness to net capital	1.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ASSOCIATED BOND BROKERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2002



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Associated Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental information of Associated Bond Brokers, Inc. (the "Company"), for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 24, 2002